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                        UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION     OMB APPROVAL
                    WASHINGTON, D.C. 20549           ____________

                                                     OMB Number:  3235-0145
                                                     Expires:  October 31, 1994
                                                     Estimated average burden
                                                     hours per response...14.90
                          SCHEDULE 13G

           UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        (AMENDMENT NO. 1)*

           Federal Agricultural Mortgage Corporation
----------------------------------------------------------------------
                        (Name of Issuer)

                    Class B Voting Common Stock
----------------------------------------------------------------------
                    (Title of Class Securities)

                            313148207
                    ---------------------------
                          (CUSIP Number)

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 4 pages

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                                   13G
CUSIP NO. 313148207                                      PAGE 1  OF 1 PAGES
                                                             ---   ---


1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    WESTERN FARM CREDIT BANK
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) / /
                                                                 (b) /x/
3   SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION: Western Farm Credit Bank is a federally chartered instrumentality under the Farm Credit Act of 1971, as amended, doing business in California, Nevada, Utah, Arizona, Hawaii and Idaho with its principal place of business at 3636 American
    River Drive, Sacramento, California.


     NUMBER OF    5      SOLE VOTING POWER
       SHARES            148,350 Class B Voting Common
    BENEFICIALLY  6      SHARED VOTING POWER
      OWNED BY           None
       EACH       7      SOLE DISPOSITIVE POWER
     REPORTING           148,350 Class B Voting Common
      PERSON      8      SHARED DISPOSITIVE POWER
       WITH              None


9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    148,350 Class B Voting Common
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /
    N/A
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    25%
12  TYPE OF REPORTING PERSON*
    BK

                    *SEE INSTRUCTION BEFORE FILLING OUT!
                               Page 2 of 4 pages
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ITEM 1.
  (a)     Federal Agricultural Mortgage Corporation
  (b)     919 18th Street, N.W.
          Washington, D.C. 20006

ITEM 2.
  (a)     Western Farm Credit Bank
  (b)     3636 American River Drive
          Sacramento, CA 95864
  (c)     N/A
  (d)     Class B Voting Common
  (e)     313148207

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:
  (a)     / /Broker or Dealer registered under Section 15 of the Act
  (b)     /x/Bank as defined in section 3(a)(6) of the Act
  (c)     / /Insurance Company as defined in section 3(a)(19) of the Act
  (d)     / /Investment  Company registered under section 8 of the Investment
             Company Act
  (e)     / /Investment  Adviser   registered  under  section   203  of   the
             Investment Advisors Act of 1940
  (f)     / /Employee  Benefit  Plan, Pension  Fund which  is subject  to the provision of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section240.13d-1(b)(1)(ii)(F)
  (g)     / /Parent  Holding  Company,  in  accordance  with  Section240.13d-
             1(b)(1)(ii)(G) (Note: See Item 7)
  (h)     / /Group, in accordance with Section240.13d-1(b)(1)(ii)(H)

ITEM 4. OWNERSHIP
  (a)     Amount Beneficially Owned - 148,350
  (b)     Percent of Class - 25%
  (c)     Number of shares as to which such person has:
         (i) sole power to vote or to direct the vote
        (ii) shared power to vote or to direct the vote
       (iii) sole power to dispose or to direct the disposition of
        (iv) shared power to dispose or to direct the disposition of Western Farm Credit Bank has sole power to vote or direct the vote and sole power to dispose or direct the disposition of all its 148,350 shares

Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.

Instruction: Dissolution of a group requires a response to this item.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     N/A

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     N/A

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

     N/A


                              Page 3 of 4 pages
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ITEM 10. CERTIFICATION
     The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 2, 1996




                                                  /s/ Rebecca T. Boyd
                                             -------------------------
                                                   Signature


                                                  Rebecca T. Boyd
                                             -------------------------
                                                  Senior Vice President




     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by
reference.   The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.

     ATTENTION:   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)


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